UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 11-K

[X]   Annual Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

OR

[  ]   Transition Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

CONMED CORPORATION
Retirement Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:

CONMED CORPORATION
525 French Road
Utica, New York 13502

CONMED Corporation
Retirement Savings Plan
Index to Financial Statements
December 31, 2007 and 2006

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for
Benefits at December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4-8

Supplemental Schedule: *

Schedule H, line 4i - Schedule of Assets (Held at End of Year) at
December 31, 2007	9

Signatures	10

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
CONMED Corporation Retirement Savings Plan

We have audited the Statements of Net Assets Available for Benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CONMED Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/	Insero & Company CPAs,P.C.
Certified Public Accountants

Rochester, New York
June 20, 2008

CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

Assets	2007	2006
Investments, at Fair Value
Mutual Funds	$69,608,143	$64,673,778
Common Collective Trust	9,281,773	9,273,031
Common Stock	4,499,083	4,568,833
Preferred Stock	107,420	-
Corporate Bonds	165,969	158,715
Money Market Funds	7,587,555	6,050,254
Participant Loans	2,755,817	2,514,433
Non-interest Bearing Cash	2,045	7,656

Total Investments	94,007,805	87,246,700

Receivables
Employee Contributions	40,767	120,546
Employer Contributions	11,280	42,563
Other Receivable	6,985	21,456
Accrued Income	1,008	1,057

Total Receivables	60,040	185,622

Total Assets	94,067,845	87,432,322

Liabilities
Excess Contributions Payable	223,830	212,669

Total Liabilities	223,830	212,669

Net Assets Available for Benefits at Fair Value	93,844,015	87,219,653

Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	100,870	93,200

Net Assets Available for Benefits	$93,944,885	$87,312,853

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Interest and dividends	$6,346,689
Contributions:
Participants	8,101,822
Employer	2,344,701

Total Additions	16,793,212

Deductions from net assets attributed to:
Net depreciation in fair
value of investments	817,446
Administrative expenses	61,750
Distributions to participants	9,281,984

Total Deductions	10,161,180

Net Increase	6,632,032

Net Assets Available for Benefits at Beginning of Year	87,312,853

Net Assets Available for Benefits at End of Year	$93,944,885

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan").  The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”).  The Company matches 50 percent of each participant's contribution up to a maximum of 6 percent of participant compensation.  Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses.  Forfeitures reduced employer contributions by approximately $138,000 in 2007.  At December 31, 2007 and 2006, forfeited non-vested accounts totaled $49,702 and $45,004, respectively.

At December 31, 2007, the Plan has recorded a liability of $223,830  for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed under the IRC.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon.  A participant becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature.  Participants may change their investment options on a daily basis.

Loans

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence.  Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Establishment and Description of Plan (Continued)

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason other than those previously mentioned.  Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments in common stock, debt securities and mutual funds are valued based upon quoted market prices in active markets.  Investments in common collective trust funds are valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end.  Cash, money market funds and participant loans are carried at cost which approximates market value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments.  Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded as of the ex-dividend date.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

2.	Significant Accounting Policies (Continued)

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options.  Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes.  The Plan has obtained a favorable tax determination letter, dated July 21, 2003, from the Internal Revenue Service.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.  As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

Investments representing 5 percent or more of the net assets available for plan benefits at December 31, 2007 and 2006 consist of the following:

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

4.	Investments (Continued)

	2007		2006
	Current		Current
	Value		Value
Fidelity Managed Income
Portfolio Fund	$9,281,773		$9,273,031
Fidelity Puritan Fund	9,537,016		9,110,492
Fidelity Equity Income Fund	8,537,055		8,977,600
Spartan U.S. Equity Index Fund	8,392,507		8,219,957
Fidelity Low-Priced Stock Fund	7,023,633		7,432,157
Fidelity Aggressive Growth Fund	N/A	*	6,451,884
Fidelity Diversified International Fund	6,459,602		5,180,629
Fidelity Retirement Money
Market Fund	6,072,324		4,787,040
Rainer Small/Mid Cap Fund	8,984,450		N/A	*

*Fidelity Aggressive Growth Fund did not exceed 5% of the net assets available for benefits at December 31, 2007.  Rainer Small/Mid Cap Fund did not exceed 5% of the net assets available for benefits at December 31, 2006.

Net depreciation in the fair value of investments for the year ended December 31, 2007 is as follows:

Mutual funds	$(816,180)
Common stocks	(1,266)
$(817,446)

5.	Transactions with Parties-in-Interest

As of December 31, 2007 and 2006, the Plan held certain securities issued by the Company as follows:

	December 31, 2007		December 31, 2006
	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value

CONMED Corp.
Common Stock	128,377	$2,966,792	136,131	$3,147,349

In addition, certain assets of the Plan are invested in funds managed by Fidelity.  Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2007:

Net Assets Available for Benefits Per
the Financial Statements	$93,944,885

Adjustment from Contract Value to Fair Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	(100,870)

Net Assets Available for Benefits Per the Form 5500	$93,844,015

Net Increase in Net Assets Available for Benefits Per
the Financial Statements	$6,632,032

Change in adjustment from Contract Value to Fair Value
for Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	(7,670)

Net Income Per the Form 5500	$6,624,362

CONMED Corporation
Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

Fair
Identity of Issue/Description of Investment	Value

FAM Value Fund	$2,841,997
Fidelity Puritan Fund**	9,537,016
Fidelity Equity Income Fund**	8,537,055
Fidelity Investment Grade Bond Fund**	4,375,117
Fidelity Low-Priced Stock Fund**	7,023,633
Fidelity Capital Appreciation Fund**	4,128,928
Fidelity Diversified International Fund**	6,459,602
Legg Mason Value Trust Fund	302,295
Spartan U.S. Equity Index Fund**	8,392,507
Fidelity Managed Income Portfolio Fund**	9,281,773
CONMED Corporation Common Stock **	2,966,792
Participant - Directed Brokerage Link Account	3,951,065
Fidelity Retirement Money Market Fund**	6,072,324
Fidelity Freedom Funds**	4,599,576
Needham Growth Fund	2,128,112
Interest Bearing Cash Accounts	231,535
Rainier Small/Mid Cap Fund	8,984,450
WFA Small Cap Value Z Fund	1,436,166
Participant loans, interest rates from 5.25% to
10.50% and maturities from 2008 to 2022	2,755,817

$94,005,760

**        Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By: /s/	Robert D. Shallish, Jr.
Robert D. Shallish, Jr.
Vice President – Finance and
Chief Financial Officer
CONMED Corporation

Date:  June 20, 2008